CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Unaudited Consolidated Financial Statements
Prepared by Management

July 31, 2011

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Unaudited – Prepared by management)

July 31, 2011

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Unaudited – Prepared by management)

	July 31,	October 31,
	2011	2010
		(audited)
ASSETS
Current
Cash and cash equivalents	$8,245,994	$52,264,003
Accounts receivable	138,384	267,431
Due from related parties (note 9)	800,015	1,361,550
Loan receivable (note 9)	8,417,490	-
Prepaid expenses	411,682	335,493
Total Current Assets	18,013,565	54,228,477

Fixed Assets (note 4)	931,163	197,737
Resource Related Investments (note 5)	59,509,840	60,685,650
Equity Investments (note 6)	-	5,236,540
Resource Property Advances	166,788	-
Resource Properties (notes 3 and 7)	77,436,714	15,856,750
Reclamation Deposit	115,000	-

Total Assets	$156,173,070	$136,205,154

LIABILITIES
Current
Accounts payable and accrued liabilities (note 9)	$373,327	$832,087
Income taxes payable	-	26,847,314
Total Current Liabilities	373,327	27,679,401

Future income tax liability (note 3)	11,713,033	-
Total Liabilities	12,086,360	-

SHAREHOLDERS’ EQUITY
Capital Stock (note 8)	107,207,624	69,890,947
Contributed Surplus (note 3)	19,690,812	14,726,585
Accumulated Other Comprehensive Income	25,841,606	30,227,593
Deficit	(8,653,332)	(6,319,372)
Total Shareholders’ Equity	144,086,710	108,525,753

Total Liabilities and Shareholders’ Equity	$156,173,070	$136,205,154

Nature of operations and going concern (note 1)
Commitments (note 12)
Subsequent events (note 17)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Lawrence W. Talbot”
Hendrik Van Alphen, Director	Lawrence W. Talbot, Director

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Unaudited – Prepared by management)

	Three Months Ended		Nine Months Ended
	July 31		July 31
	2011	2010	2011	2010

Administrative Expenses
Amortization	$29,060	$17,942	$71,142	$51,522
Bad debts	-	-	-	104,835
Consulting fees (notes 8 and 9)	403,602	646,832	993,808	1,379,268
Corporate development	99,738	76,535	508,870	267,577
Insurance	22,465	44,795	77,593	134,629
Investor relations (note 8)	134,914	264,814	535,121	604,468
Office costs	156,047	276,478	577,027	705,569
Professional fees (notes 8 and 9)	180,973	212,739	617,567	678,236
Property evaluations	214,269	111,833	540,524	192,665
Regulatory and transfer agent fees	45,542	12,075	113,374	69,631
Salaries and benefits (note 8)	487,238	1,479,687	1,635,593	2,528,965
Travel	90,992	79,442	186,534	129,044

Loss Before Other Items and Income Taxes	(1,864,840)	(3,223,172)	(5,857,153)	(6,846,409)

Other Gain (Loss) Items
Foreign exchange gain (loss)	(253,344)	691,714	(1,884,934)	(3,506,735)
Interest income (loss)	165,254	426	356,523	(156)
Realized gain on sale of available-for-sale investments	2,474,833	-	4,983,827	298,609
Unrealized gain (loss) on derivative investments (note 5)	(1,442,320)	73,685	298,789	206,583
Unrealized gain (loss) on held-for-trading investments (note 5)	25,000	(2,500)	90,500	12,500
Gain (adjustment) on sale of resource property (note 7(c)(ii))	-	(891,388)	-	87,734,213
Write-off of resource properties (note 7)	-	(299,546)	-	(8,480,288)
Loss on equity investments (note 6)	(454,307)	(20,124)	(793,194)	(20,124)
	515,116	(447,733)	3,051,511	76,244,602

Income (Loss) Before Income Taxes	(1,349,724)	(3,670,905)	(2,805,642)	69,398,193

Income Taxes
Current recovery (expense)	-	66,415	1,245,680	(26,455,954)
Future recovery (expense) (note 11)	(2,474,550)	(487,538)	(773,998)	1,174,213
	(2,474,550)	(421,123)	471,682	(25,281,741)

Net Income (Loss) for Period	$(3,824,274)	$(4,092,028)	$(2,333,960)	$44,116,452

Basic and Diluted Income (Loss) Per Share	$(0.05)	$(0.07)	$(0.04)	$0.75

Weighted Average Number of Shares Outstanding	74,934,021	58,616,511	64,249,533	58,631,078

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
Unaudited – Prepared by management)

	Capital Stock					Accumulated
						Other	Total
			Obligation to		Contributed	Comprehensive	Shareholders’
	Shares	Amount	issue shares	Deficit	Surplus	Income	Equity

Balance, October 31, 2008 (audited)	57,782,847	$68,824,822	$795,000	$(51,015,714)	$11,912,309	$2,617,740	$33,134,157

Net loss for the year	-	-	-	(254,628)	-	-	(254,628)
Other comprehensive loss
Unrealized loss on available-for-sale investments	-	-	-	-	-	12,043,882	12,043,882
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(1,658,126)	(1,658,126)
Comprehensive income for the year							10,131,128
Shares issued for cash
Exercise of options	25,000	36,750	-	-	-	-	36,750
Exercise of warrants	92,500	127,500	-	-	-	-	127,500
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	14,088	-	-	(14,088)	-	-
Reclassification of contributed surplus on exercise of warrants	-	32,059	-		(32,059)	-	-
Investment acquisition	500,000	795,000	(795,000)	-	-	-	-
Obligation to issue shares	-	-	111,500	-	-	-	111,500
Debt settlement	143,130	204,676	-	-	-	-	204,676
Stock-based compensation	-	-	-	-	1,192,109	-	1,192,109

Balance, October 31, 2009 (audited)	58,543,477	70,034,895	111,500	(51,270,342)	13,058,271	13,003,496	44,937,820

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity (Continued)
(Unaudited – Prepared by management)

	Capital Stock					Accumulated
						Other	Total
			Obligation to		Contributed	Comprehensive	Shareholders’
	Shares	Amount	Issue Shares	Deficit	Surplus	Income	Equity

Balance, October 31, 2009 (carried forward)	58,543,477	$70,034,895	$111,500	$(51,270,342)	$13,058,271	$13,003,496	$44,937,820

Net income for the year	-	-	-	44,950,970	-	-	44,950,970
Other comprehensive income
Unrealized gain on available-for-sale investments	-	-	-	-	-	17,686,472	17,686,472
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(462,375)	(462,375)
Comprehensive income for the year							62,175,067
Shares issued for cash
Exercise warrants	67,125	90,619	-	-	-	-	90,619
Shares purchased pending return to treasury	(312,300)	(374,760)	-	-	1,066	-	(373,694)
Shares issued for non-cash
Reclassification of contributed surplus on exercise of warrants	-	28,693	-	-	(28,693)	-	-
Property acquisition	75,000	111,500	(111,500)	-	-	-	-
Stock-based compensation	-	-	-	-	1,695,941	-	1,695,941

Balance, October 31, 2010 (audited)	58,373,302	69,890,947	-	(6,319,372)	14,726,585	30,227,593	108,525,753

Net loss for the period	-	-	-	(2,333,960)	-	-	(2,333,960)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(441,945)	(441,945)
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(3,944,042)	(3,944,042)
Comprehensive income for the period							(6,719,947)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-	-	1,026,150
Exercise warrants	424,200	159,468					159,468
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	-	(556,406)	-	-
Reclassification of contributed surplus on exercise of warrants	-	479,150	-	-	(479,150)	-	-
Acquisition of Coalhunter (note 3)	23,397,002	35,095,503	-	-	5,342,487	-	40,437,990
Stock-based compensation	-	-	-	-	657,296	-	657,296

Balance, July 31, 2011	83,034,504	$107,207,624	$-	$(8,653,332)	$19,690,812	$25,841,606	$144,086,710

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by management)

	Three Months Ended		Nine Months Ended
	July 31		July 31
	2011	2010	2011	2010
Operating Activities
Net income (loss) for period	$(3,824,274)	$(4,092,028)	$(2,333,960)	$44,116,452
Items not involving cash
Amortization	29,060	17,942	71,142	51,522
Bad debts	-	-	-	104,835
Stock-based compensation (note 8)	51,913	661,135	657,296	1,271,998
Write-off resource properties (note 7)	-	299,546	-	8,480,288
Realized gain on sale of available-for-sale Investments	(2,474,833)	-	(4,983,827)	(298,609)
Unrealized (gain)loss on held-for-trading investment	(25,000)	2,500	(90,500)	(12,500)
Loss (gain) on equity investment	454,307	20,124	793,194	20,124
Unrealized (gain)loss on derivative investment (note 5)	1,442,320	(73,685)	(298,789)	(206,583)
Gain on sale of resource property	-	891,388	-	(87,734,213)
Future income tax (recovery) expense	2,474,550	487,538	773,998	(1,174,213)
Unrealized foreign exchange (gain) loss	287,682	(451,920)	409,432	2,524,176
Changes in Non-Cash Working Capital Items
Accounts receivable	532,550	(64,271)	217,037	(112,361)
Due from related parties	68,783	(855,271)	561,535	(718,913)
Loan receivable	(162,605)	-	(8,417,490)	-
Prepaid expenses	(123,746)	(120,080)	(71,023)	(138,751)
Accounts payable and accrued liabilities	(895,185)	(476,710)	(729,530)	(191,457)
Income taxes payable	-	(148,594)	(25,601,634)	24,337,889
Cash Used in Operating Activities	(2,164,478)	(3,902,386)	(39,043,119)	(9,680,316)

Investing Activities
Acquisition of Coalhunter (note 3)	2,348,873	-	2,348,873	-
Investment in and expenditures on resource properties	(1,048,924)	(1,541,702)	(4,900,843)	(5,572,837)
Increase in reclamation deposit	(110,000)	-	(110,000)	-
Proceeds from resource property transactions, net of costs	-	(890,915)	-	88,370,581
Proceeds from sale of resource related investments	3,255,250	-	6,497,042	447,909
Purchase of resource related investments	(812,498)	(1,543,954)	(3,840,623)	(10,046,130)
Purchase of equity investment	-	(4,100,000)	(3,882,443)	(4,750,000)
Purchase of fixed assets	177,252	(30,676)	(617,402)	(38,648)
Cash Provided by (Used in) Investing Activities	3,809,953	(8,107,247)	(4,505,396)	68,410,875

Financing Activities
Proceeds from shares issued	159,468	-	1,185,618	90,619
Shares purchased pending return to treasury	-	(316,143)	-	(316,143)
Cash Provided by (Used in ) Financing Activities	159,468	(316,143)	1,185,618	(225,524)

Effect of foreign exchange on cash	(287,685)	451,920	(1,655,112)	(2,524,176)

Increase (Decrease) in Cash and Cash Equivalents	1,517,258	(11,873,856)	(44,018,009)	55,980,859
Cash and Cash Equivalents, Beginning of period	6,728,736	73,677,911	52,264,003	5,823,196

Cash and Cash Equivalents, End of period	$8,245,994	$61,804,055	$8,245,994	$61,804,055

Supplemental cash flow information (note 16)

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. and its subsidiaries are engaged in the exploration of mineral properties, primarily in Mexico, Peru, Argentina, Africa, the United States and Canada. The Company considers itself to be an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred a loss of $2,333,960 for the nine months ended July 31, 2011 (July 31, 2010 – income of $44,116,452). The Company has working capital as at July 31, 2011 of $17,640,238 (October 31, 2010 - $26,549,076), has a deficit of $8,653,332 (October 31, 2010 - $6,319,372).

As the equity market improves, with the fair value of the Company’s investments, Management believes it has sufficient funding for operations in the near future, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties or resource related investments.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).

These consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Peru S.A.C. (“Cardero Peru”), Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd., Cardero Hierro Peru (BVI) Ltd., Coalhunter Mining Corporation (“Coalhunter”), Cardero Ghana Ltd. and Cardero Iron Ore Ghana (BVI) Ltd. (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated.

	(b)	Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments, with maturities of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for fixed assets, the recoverability of resource property interests, the recoverability of accounts receivable and amounts due from related parties, the recoverability of equity investments, the assumptions used in the determination of the fair value of financial instruments and stock-based compensation, and the determination of the valuation allowance for future income tax assets and accruals. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(d)	Amortization

Amortization of equipment is recorded at the following annual rates:

Computer equipment	-	30% declining balance basis
Office equipment	-	20% to 30% declining balance basis
Metallurgy lab	-	20% declining balance basis
Leasehold improvements	-	over the term of the lease on a straight-line basis

Additions during the year are amortized at one-half the annual rates.

(e)	Investments

Investments over which the Company exercises significant influence are accounted for using the equity method. Resource related investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations. Share purchase warrants included in investments are derivative financial instruments and are classified as held-for-trading and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

(f)	Resource properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are exercisable entirely at the discretion of the optionee and the amounts payable or receivable are not recorded at the time of the agreement. Option payments are recorded as property costs or recoveries when the payments are made or received.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Resource properties (Continued)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production, or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

	(g)	Foreign currency translation

The functional and reporting currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

		i.	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

		ii.	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

		iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the period.

(h)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the option is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

(i)	Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(j)	Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposits over the terms to maturity.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(l)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	(m)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

	(n)	Future accounting changes

		i.	International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its January 31, 2012 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Future accounting changes (Continued)

		ii.	Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

		iii.	Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

		iv.	Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to IFRS on consolidated and separate financial statements. This standard is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

The preceding three new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3.	ACQUISITION OF COALHUNTER

On June 1, 2011, the Company completed the acquisition of Coalhunter through a Plan of Arrangement (the “Acquisition”) whereby one Coalhunter common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements. On completion of the transaction, Coalhunter became a wholly-owned subsidiary of the Company. The Company accounted for the Acquisition using the asset acquisition method.

The fair value of the common shares of the Company issued in connection with the Acquisition has been determined at $1.50 per share. The fair values of the Company’s share purchase options and warrants issued as replacement options and warrants granted were $2,416,470 and $4,354,140. The Company options vest on December 1, 2011 (25%), June 1, 2012 (25%), and December 1, 2012 (50%). The fair values were calculated using the Black-Scholes pricing model. Of the aggregate fair value, $988,347 represents the value of the Coalhunter options at May 31, 2011 and was allocated to the total purchase price. The remaining $1,428,123 will be allocated to salaries and benefits over the vesting term.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

The assumptions used in the calculation are as follows:

	Options	Warrants
Expected life (years)	2.0	2.0
Interest rate	1.45%	1.45%
Volatility (average)	49.89%	52.61%
Dividend yield	0.00%	0.00%

The purchase consideration is comprised of the following:

Total purchase price:
Initial investments in Coalhunter to acquire a 45.5% interest	$7,205,311
Issuance of 23,397,002 Cardero common shares for 54.5% interest	35,095,503
Fair value of 2,029,143 Cardero options as replacement options	988,347
Fair value of 3,856,400 Cardero warrants as replacement warrants	4,354,140
Transaction costs	922,392
$48,565,693

The fair value of the Coalhunter assets acquired and liabilities assumed as at the acquisition date were as follows:

Purchase price allocation:
Cash	$2,626,895
Accounts receivable	87,990
Due from Cardero	644,370
Prepaid expenses	5,166
Property, plant and equipment	187,166
Mineral property advances	166,788
Reclamation deposit	5,000
Mineral property interests (note 7)	57,021,938
Accounts payable and accrued liabilities	(466,587)
Future income tax liability	(11,713,033)
$48,565,693

4.	FIXED ASSETS

				October 31, 2010
	July 31, 2011			(audited)
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$225,035	$138,365	$86,670	$171,624	$122,128	$49,496
Computer software	141,190	36,970	104,220	-	-	-
Office equipment	205,077	61,924	143,153	99,853	48,402	51,451
Vehicle	20,874	1,042	19,832	-	-	-
Metallurgy lab (in progress)	451,103	-	451,103	-	-	-
Leasehold
improvements	265,423	139,238	126,185	210,530	113,740	96,790
	$1,308,702	$377,539	$931,163	$482,007	$284,270	$197,737

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS

	Shares		Warrants
July 31, 2011	Number	Fair Value	Number	Fair Value	Total

International Tower Hill Mines Ltd.	3,998,523	$28,789,366	-	$-	$28,789,366
Trevali Mining Corporation	11,159,432	16,850,742	5,268,866	2,546,424	19,397,166
Wealth Minerals Ltd.	5,022,806	2,385,833	-	-	2,385,833
Dorato Resources Inc.	2,536,000	443,800	-	-	443,800
Indico Resources Ltd.	50,000	24,000	-	-	24,000
Balmoral Resources Ltd.	240,000	312,000	-	-	312,000
Corvus Gold Inc.	1,880,711	977,970	-	-	977,970
Abzu Gold Inc.	8,934,007	6,521,825	3,782,000	340,380	6,862,205
Ethos Capital Corp.	250,000	317,500	-	-	317,500
		$56,623,036		$2,886,804	$59,509,840

	Shares		Warrants
October 31, 2010(audited)	Number	Fair Value	Number	Fair Value	Total

International Tower Hill Mines Ltd.	4,591,223	$34,847,383	-	$-	$34,847,383
Trevali Mining Corporation	7,032,432	9,986,053	2,855,866	1,243,942	11,229,995
Wealth Minerals Ltd.	5,022,806	3,164,368	-	-	3,164,368
Dorato Resources Inc.	2,416,000	3,020,000	-	-	3,020,000
Indico Resources Ltd.	50,000	31,000	-	-	31,000
Kria Resources Ltd.	15,000,000	3,150,000	15,000,000	2,400,000	5,550,000
Corvus Gold Inc.	880,711	871,904	-	-	871,904
Totem Minerals Inc.	3,782,000	1,891,000	-	-	1,891,000
Ethos Capital Corp.	100,000	80,000	-	-	80,000
		$57,041,708		$3,643,942	$60,685,650

All resource related investments in shares are classified as available-for-sale, unless otherwise indicated. All resource related investments in warrants are classified as held-for-trading.

(a)	International Tower Hill Mines Ltd. (“ITH”)

ITH is considered to be a related party as a result of common officer and director relationships (note 9).

During the year ended October 31, 2009, the Company sold 1,481,800 common shares for net proceeds of $3,752,030, realizing a gain of $2,637,280, and purchased 120,000 common shares at a cost of $423,849.

During the year ended October 31, 2010, the Company sold 99,000 shares of ITH for net proceeds of $640,244 resulting in a gain on sale of $460,094. Meanwhile, the Company acquired 1,207,423 shares of ITH at a cost of $7,328,514.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS (Continued)

	(a)	International Tower Hill Mines Ltd. (“ITH”) (Continued)

During the period ended July 31, 2011, the Company sold 592,700 shares of ITH for net proceeds of $4,899,801, resulting in a gain on sale of $3,821,087.

At July 31, 2011, the quoted market value of ITH common shares was $7.20 (October 31, 2010 - $7.59) per share, or a total market value for the Company’s ITH shares of $28,789,366 (October 31, 2010 - $34,847,383). The Company held 3,998,523 common shares (October 31, 2010 – 4,591,223), or 4.61% (October 31, 2010 – 6.79%) of the issued and outstanding common shares of ITH as of July 31, 2011. Fair value adjustments for the period ended July 31, 2011 amounted to unrealized loss of $818,851 (October 31, 2010 – unrealized gain of $10,340,676) on the shares, net of tax, as other comprehensive income.

	(b)	Trevali Mining Corporation (“Trevali”)

On May 11, 2009, the Company purchased 1,250,000 units of Trevali at $0.80 per unit and allocated $0.60 and $0.20 to each common share and warrant, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one common share of Trevali at a price of $1.30 until May 11, 2011.

On May 29, 2009, the Company purchased 134,000 units of Trevali from a company related by virtue of common officers and directors at a price of $0.75 per unit and allocated $0.57 and $0.18 to each common share and warrant, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one common share of Trevali at a price of $1.20 until December 29, 2010. The Company exercised 67,000 warrants on the expiry day.

On August 31, 2009, the Company purchased 300,000 Trevali common shares at a cost of $185,732.

On October 9, 2009, the Company settled an outstanding $1,000,000 loan to Trevali (advanced on July 30, 2009) on the basis of 1,470,588 units at a price of $0.68 per unit and allocated $0.51 and $0.17 to each common share and warrant, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable to acquire an additional common share of Trevali at a price of $1.00 until October 9, 2011.

On September 1, 2010, the Company purchased 2,857,144 units of Trevali at a price of $1.05 per unit and allocated $0.85 and $0.20 to each common share and half-warrant, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Trevali at a price of $1.50 until September 1, 2012.

During the year ended October 31, 2010, the Company also acquired 175,500 common shares of Trevali on the open market at a cost of $213,563. Meanwhile, the Company sold 155,000 shares of Trevali for net proceeds of $239,387 resulting in a gain on sale of $169,638.

On December 29, 2010, the Company exercised 67,000 Trevali warrants at a cost of $80,400. Fair value adjustments upon exercise amounted to an unrealized gain of $38,860 (October 31, 2010 - unrealized loss of $12,060).

On April 7, 2011, Trevali acquired all of the issued and outstanding common shares of Kria (note 5(f)). 20,875,000 Kria common shares owned by the Company were converted on a 5:1 basis to 4,175,000 Trevali common shares.

On May 11, 2011, the Company exercised 625,000 Trevali warrants at a cost of $812,500. Fair value adjustments upon exercise amounted to an unrealized gain of $350,000 (October 31, 2010 - unrealized loss of $62,500).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS (Continued)

	(b)	Trevali Mining Corporation (“Trevali”) (Continued)

During the period ended July 31, 2011, the Company acquired 50,000 shares of Trevali on the open market at a cost of $73,566. Meanwhile, the Company sold 790,000 shares of Trevali for net proceeds of $1,597,240 resulting in a gain on sale of $1,162,740.

At July 31, 2011, the quoted market value of the Trevali common shares was $1.51 per share (October 31, 2010 - $1.42), or a total market value for the Company’s shares of $16,850,742 (October 31, 2010 - $9,986,053). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized gain of $2,641,219 (October 31, 2010 - $3,927,133), net of tax, recorded as other comprehensive income. The Company held 11,159,432 common shares (October 31, 2010 – 7,032,432), or 11.38% (October 31, 2010 – 12.44%) of the issued and outstanding common shares of Trevali as of July 31, 2011.

At July 31, 2011, the fair value of 735,294 Trevali warrants (purchased on October 9, 2009) was $382,353 (October 31, 2010 - $397,059). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized loss of $14,706 (October 31, 2010 – unrealized gain of $73,529).

At July 31, 2011, the fair value of 1,428,572 Trevali warrants (purchased on September 1, 2010) was $628,572 (October 31, 2010 - $657,143). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized loss of $28,571 (October 31, 2010 – unrealized gain of $85,714).

After the merger of Trevali and Kria, 9,125,000 Kria warrants the Company previously owned were converted to 1,825,000 Trevali warrants, which were faired valued at $1,131,500 at July 31, 2011 and amounted to an unrealized loss of $72,593 (October 31, 2010 - $nil). Before the merger, the Company received 6,400,000 Kria bonus warrants, which were converted to 1,280,000 Trevali warrants. These bonus warrants were fair valued at $403,999 at July 31, 2011 (October 31, 2010 – $nil) and amounted to an unrealized gain of $403,999 (October 31, 2010 – $nil).

	(c)	Wealth Minerals Ltd. (“Wealth”)

On June 2, 2009, the Company purchased 2,841,400 common shares of Wealth, a related party (note 9), at $0.30 per share.

On October 23, 2009, the Company purchased 2,380,953 units at $1,000,000 and allocated $0.26 and $0.16 to each common share and warrant, respectively. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant being exercisable to acquire one additional common share until October 23, 2011 at an exercise price of $0.60.

During the last quarter of 2009, the Company sold 2,580,500 common shares of Wealth for net proceeds of $855,124 resulting in a gain on sale of $80,974.

On August 25, 2010, the Company exercised 2,380,953 warrants of Wealth at $0.60 per share, totalling $1,428,572. A fair value loss of $537,937 was recognized on exercise of the warrants.

At July 31, 2011, the quoted market value of Wealth common shares was $0.475 per share (October 31, 2010 - $0.63), or a total market value for the Company’s shares of $2,385,833 (October 31, 2010 - $3,164,368). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized loss of $661,755 (October 31, 2010 – unrealized gain of $310,586), net of tax, recorded as other comprehensive income. The Company held 5,022,806 shares (October 31, 2010 - 5,022,806), or 9.9% (October 31, 2010 - 12.08%) of the issued and outstanding common shares of Wealth as of July 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS (Continued)

	(d)	Dorato Resources Inc. (“Dorato”)

In October 2009, the Company purchased 596,000 common shares of Dorato, a related party (note 9), at a cost of $311,825.

During the year ended October 31, 2010, the Company purchased 2,045,000 common shares of Dorato at a cost of $1,702,725. Meanwhile, the Company sold 225,000 shares of Dorato for net proceeds of $255,671 resulting in a gain on sale of $89,621.

During the period ended July 31, 2011, the Company purchased 120,000 common shares of Dorato at a cost of $68,855.

At July 31, 2011, the Company held 2,536,000 common shares (October 31, 2010 - 2,416,000), or 3.32% (October 31, 2010 – 3.49%) of the issued and outstanding common shares of Dorato. The quoted market value of Dorato common shares was $0.175 (October 31, 2010 - $1.25), or a total market value for the Company’s shares of $443,800 (October 31, 2010 - $3,020,000). Fair value adjustment at the period ended July 31, 2011 amounted to an unrealized loss, net of tax, of $2,248,296 (October 31, 2010 – unrealized gain of $1,015,023).

	(e)	Indico Resources Ltd. (“Indico”)

During the year ended October 31, 2010, the Company purchased 50,000 common shares of Indico, a related party (note 9), at a cost of $29,954.

At July 31, 2011, the quoted market value of Indico common shares was $0.48 (October 31, 2010 - $0.62), or a total market value for the Company’s shares of $24,000 (October 31, 2010 - $31,000). Fair value adjustment at the period ended July 31, 2011 amounted to an unrealized loss, net of tax, of $5,950 (October 31, 2010 – unrealized gain of $889).

The Company held 50,000 common shares (October 31, 2010 – 50,000), or 0.21% (October 31, 2010 - 0.39%) of issued and outstanding common shares of Indico as of July 31, 2011.

	(f)	Kria Resources Ltd. (“Kria”)

During the year ended October 31, 2010, the Company acquired 15,000,000 units of Kria at a cost of $1,500,000 (allocation - $900,000 and $600,000 to common shares and warrants, respectively). Each unit consisted of one common share and one warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.20 until July 29, 2012.

During the period ended July 31, 2011, the Company exercised 5,875,000 Kria warrants at a cost of $1,175,000.

On April 7, 2011, Trevali acquired all of the issued and outstanding common shares of Kria on the basis of 0.2 of a common share of Trevali for each one Kria Share (the “Exchange Ratio”). Kria’s outstanding stock options, warrants and bonus warrants were adjusted to be exercisable for Trevali Shares on the basis of the Exchange Ratio. On completion of the transaction, Kria became a wholly-owned subsidiary of Trevali. At the same time, the Company’s investments in Kria became investments in Trevali (note 5(b)) and resulted in fair value adjustments amounting to an unrealized loss of $1,912,500 for the period ended July 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS (Continued)

	(g)	Corvus Gold Inc. (“Corvus”)

During the year ended October 31, 2010, ITH transferred its non-Livengood Alaska and Nevada assets to Corvus through a plan of arrangement under the Business Corporations Act (B.C.) (“Arrangement”). Under the Arrangement, each shareholder of ITH received one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement. The Company received 2,295,611 common shares of Corvus upon the completion of the Arrangement. The shares were initially recorded at $0.75 per share with a corresponding reduction in the carrying value of the ITH shares.

During the year ended October 31, 2010, the Company sold 1,414,900 common shares of Corvus for net proceeds of $1,281,474 resulting in a gain on sale of $220,298.

During the period ended July 31, 2011, the Company acquired 1,000,000 common shares of Corvus from the open market at a cost of $880,000.

At July 31, 2011, the quoted market value of Corvus common shares was $0.52 per share (October 31, 2010 -$0.99), or a total market value for the Company’s Corvus shares of $977,970 (October 31, 2010 - $871,904). Fair value adjustments for the period ended July 31, 2011 amounted to unrealized loss of $657,844 (October 31, 2010 – unrealized gain of $179,665) on the shares, net of tax, as other comprehensive loss. At July 31, 2011, the Company held 1,880,711 (October 31, 2010 - 880,711) common shares, or approximately 4.51% (October 31, 2010 - 2.62%) of the issued and outstanding common shares of Corvus.

	(h)	Totem Minerals Inc. (“Totem”)

On September 10, 2010, the Company participated in a private placement in Totem and subscribed for 3,782,000 Subscription Receipts of Totem at an aggregate cost of $1,891,000. The Subscription Receipts were not exercised until the acquisition by Totem of all of the issued shares of Abzu Resources Ltd (“Abzu”) on December 21, 2010. Upon completion of the Abzu acquisition, Totem changed its name to “Abzu Gold Inc.” (note 5(i)) and the Company received 3,782,000 common shares and warrants to purchase an additional 3,782,000 common shares of Abzu Gold. This investment was valued at cost at October 31, 2010.

	(i)	Abzu Gold Inc. (“Abzu Gold”)

During the period ended January 31, 2011, the Company acquired an aggregate of 8,934,007common shares of Abzu Gold Ltd. (“Abzu Gold”), of which included 3,782,000 shares of Abzu Gold were issued upon exercise of 3,782,000 previously purchased Totem subscription receipts (note 5(h)); 352,006 shares from a debt settlement at a cost of $105,602; 300,000 shares on the open market at a cost of $317,495 and the balance from the purchase by Abzu Gold of the Company’s 9,000,002 shares of Abzu.

At July 31, 2011, the quoted market value of Abzu Gold common shares was $0.73 per share, or a total market value for the Company’s shares of $6,521,825 (October 31, 2010 - $nil). Fair value adjustment at the period ended July 31, 2011, amounted to an unrealized gain, net of tax, of $3,234,957 (October 31, 2010 - $nil).

On December 21, 2010, the Company received 3,782,000 Abzu Gold warrants from previously purchased Totem subscription (note 5(h)). At July 31, 2011, the fair value of Abzu Gold warrants was $340,380 (October 31, 2010 – $nil). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized loss of $378,200 (October 31, 2010 - $nil).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

5.	RESOURCE RELATED INVESTMENTS (Continued)

	(j)	Balmoral Resources Ltd. (“Balmoral”)

During the period ended July 31, 2011, the Company acquired 240,000 common shares of Balmoral on the open market at a cost of $327,207.

At July 31, 2011, the quoted market value of Balmoral common shares was $1.50 per share, or a total market value for the Company’s shares of $312,000 (October 31, 2010 - $nil). Fair value adjustment at the period ended July 31, 2011, amounted to an unrealized loss, net of tax, of $12,925 (October 31, 2010 - $nil).

	(k)	Ethos Capital Corp. (“Ethos”)

During the year ended October 31, 2009, the Company received 100,000 common shares of Ethos valued at $17,000 pursuant to a property option agreement (note 7(a)(iv)).

During the period ended July 31, 2011, the Company received another 150,000 common shares of Ethos valued at $147,000 pursuant to the same property option agreement. This investment is classified as held-for-trading.

At July 31, 2011, the quoted market value of Ethos common shares was $317,500 (October 31, 2010 - $80,000). Fair value adjustments for the period ended July 31, 2011 amounted to an unrealized gain of $90,500 (October 31, 2010 - $52,000).

6.	EQUITY INVESTMENTS

		October 31, 2010
	July 31, 2011	(audited)

Abzu Resources Ltd.	$-	$1,131,253
Coalhunter Mining Corporation (Ownership interest 42%)	-	4,105,287

	$-	$5,236,540

(a)	Abzu Resources Ltd. (“Abzu”)

During the year ended October 31, 2010, the Company acquired 9,000,002 shares of Abzu at a gross cost of $1,350,000. The Company’s proportionate share of the net book value of Abzu’s assets at the acquisition date totaled $1,220,272. The difference between investment cost and the Company’s share of net assets is attributed to resource properties. The Company accounted for its investment in Abzu using the equity method and recorded the investment at a gross cost of $1,350,000. For the year ended October 31, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $218,748 based upon Abzu’s financial statements as of October 31, 2010. As at October 31, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu.

On December 21, 2010, Totem acquired Abzu and changed its name to “Abzu Gold Inc.” (note 5(h)). Between November 1, 2010 and December 20, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $10,775 based upon Abzu’s financial statements as of December 31, 2010.

Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method (note 5(i)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

6.	EQUITY INVESTMENTS (Continued)

	(b)	Coalhunter Mining Corporation (“Coalhunter”)

During the year ended October 31, 2010, the Company acquired 14,200,000 shares of Coalhunter at a gross cost of $4,370,000. The Company’s proportionate share of the net book value of Coalhunter’s assets (liabilities) at the acquisition dates totaled $(60,669). The difference between investment cost and the Company’s share of net assets was attributed to resource properties. The Company accounted for its investment in Coalhunter using the equity method and recorded the investment at a gross cost of $4,370,000. For the year ended October 31, 2010, the Company’s share of Coalhunter’s results of operations amounted to a loss of $264,713 based upon Coalhunter’s financial statements as of October 31, 2010. As at October 31, 2010, the Company held approximately 42% of the outstanding common shares of Coalhunter.

During the period ended July 31, 2011, the Company participated in a private placement in Coalhunter and acquired 5,600,000 special warrants of Coalhunter (“Special Warrants”) at a cost of $2,800,000 on December 16, 2010. Each Special Warrant was exercisable to acquire one common share of Coalhunter, and would be automatically exercised upon the third business day after the issuance of a receipt for a prospectus of Coalhunter qualifying the issuance of the common shares upon the exercise of the Special Warrants. If such receipt was not issued by June 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.1 common shares, and if such receipt has not been issued by September 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.11 common shares.

Pursuant to its “top-up” right, on December 21, 2010, the Company acquired by private placement an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,443.

During the period ended July 31, 2011, the Company acquired the balance of Coalhunter’s outstanding securities pursuant to a plan of arrangement, effective June 1, 2011 (note 3).

Before the acquisition, the Company’s share of Coalhunter’s results of operations amounted to a loss of $782,419 based upon Coalhunter’s financial statements as of May 31, 2011. The Company held approximately 45.5% (October 31, 2010 - 42%) of the outstanding common shares of Coalhunter before the acquisition.

	(c)	IMM Gold Ltd. (“IMMG”)

Pursuant to a Memorandum of Understanding dated August 8, 2008 (but effective as and from April 25, 2008) between the Company and International Minerals and Mines Ltd. (“IMM”), a private Gibraltar company, the Company had the right to acquire up to a 30% interest in IMMG, a subsidiary of IMM, which is presently engaged in reconnaissance exploration programs in the Caucasian Region. The Company is the manager of the exploration programs, but no properties have yet been acquired by IMMG. A director of Cardero is a director and significant shareholder of a private company, which is the major shareholder (67%) of IMM (note 9).

The Company acquired a 15% interest in IMMG by issuing to IMM 500,000 common shares on November 24, 2008 valued at $795,000. The Company received 123,530 ordinary shares of IMMG, representing a 15% interest. The Company may also be required to issue up to an additional 250,000 common shares as consideration for the initial 15% interest in IMMG if, on November 24, 2009, the volume weighted average trading price for the Company’s common shares on the TSX for the five trading days immediately prior to such date (“Final VWAP”) is less than $1.83. In such case, the Company is then required to issue to IMM such number of additional common shares of the Company (up to a maximum of 250,000 additional shares) as is equal to the difference between the $1.83 and the Final VWAP, multiplied by 500,000 and divided by the Final VWAP.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

6.	EQUITY INVESTMENTS (Continued)

	(c)	IMM Gold Ltd. (“IMMG”) (Continued)

The Company had the option to acquire an additional 15% of IMMG by issuing an additional 1,000,000 shares to IMM on or before December 31, 2009.

For the year ended October 31, 2009, the Company’s share of IMMG’s results of operations amounted to a loss of $199,677 (2008 - $Nil) based upon IMMG’s audited financial statements for the year then ended. After consideration of current market conditions and IMMG’s operating loss, the Company recorded an impairment charge of $595,323 to reduce the carrying value of the investment to $Nil.

The Company has determined that it has an obligation to issue an additional 214,843 common shares to IMM pursuant to the acquisition of its 15% investment in IMMG, the final issuance of which is currently the subject of on-going negotiations with IMM. The Company determined not to acquire an additional 15% interest in IMMG and did not, therefore, issue the additional 1,000,000 common shares on or before December 31, 2009.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES

The Company’s capitalized acquisition and exploration expenditures on its resource properties are as follows:

	Mexico (note 7(a))			Argentina (note 7(b))	Peru (note 7(c))	U.S.A. (note 7(d))	Africa (note 7(e))	Canada (note 7(f))	Total
	Baja	Other	Total		Iron Sands/ Marcona	Longnose/ TiTac	Ghana Sheinie Iron Ore	Carboon Creek

Balance, October 31, 2009	$ 7,336,527	$ 231,978	$ 7,568,505	$ 894,114	$ 8,727,626	$ 309,347	$ -	$ -	$ 17,499,592

Acquisition costs –cash	302,911	10,966	313,877	4,887	649,772	70,714	-	-	1,039,250

Deferred exploration costs:
Camp	111,473	12,075	123,548	298,536	658,584	318,650	-	-	1,399,318
Drilling and analysis	654,228	-	654,228	784,761	27,097	1,614,088	-	-	3,080,174
Personnel and geology	92,944	6,108	99,052	489,337	191,016	336,178	220,916	-	1,336,499
Total exploration costs	858,645	18,183	876,828	1,572,634	876,697	2,268,916	220,916	-	5,815,991
Total expenditures for the year	1,161,556	29,149	1,190,705	1,577,521	1,526,469	2,339,630	220,916	-	6,855,241

Write-offs – Acquisition costs	(3,567,578)	-	(3,567,578)	-	-	-	-	-	(3,567,578)
Write-offs – Exploration costs	(4,930,505)	-	(4,930,505)	-	-	-	-	-	(4,930,505)
Total write-offs	(8,498,083)	-	(8,498,083)	-	-	-	-	-	(8,498,083)

Balance, October 31, 2010	-	261,127	261,127	2,471,635	10,254,095	2,648,977	220,916	-	15,856,750

Acquisition costs:
Acquisition costs – shares (note 3)	-	-	-	-	-		-	57,021,938	57,021,938
Acquisition costs - cash	-	3,419	3,419	5,701	836,038	-	560,175	-	1,405,333
Total acquisition costs	-	3,419	3,419	5,701	836,038	-	560,175	57,021,938	58,427,271

Deferred exploration costs:
Camp	-	-	-	60,438	568,463	202,874	921,618	341,227	2,094,620
Drilling and analysis	-	17,504	17,504	95,568	107,206	575,387	65,651	13,397	874,713
Personnel and geology	-	-	-	61,525	26,616	202,653	145,034	44,915	480,743
Total exploration costs	-	17,504	17,504	217,531	702,285	980,914	1,132,303	399,539	3,450,076
Total expenditures for the period	-	20,923	20,923	223,232	1,538,323	980,914	1,692,478	57,421,477	61,877,347

Costs recovered – Exploration	-	(222,000)	(222,000)	-	-	(75,383)	-	-	(297,383)

Balance, July 31, 2011	$ -	$ 60,050	$ 60,050	$ 2,694,867	$ 11,792,418	$ 3,554,508	$ 1,913,394	$ 57,421,477	$ 77,436,714

Represented by:
Acquisition costs	$ -	$ 60,050	$ 60,050	$ 192,113	$ 4,341,531	$ 243,036	$ 560,175	57,021,938	$ 62,418,843
Exploration costs	-	-	-	2,502,754	7,450,887	3,311,472	1,353,219	399,539	15,017,871

Balance, July 31, 2011	$ -	$ 60,050	$ 60,050	$ 2,694,867	$ 11,792,418	$ 3,554,508	$ 1,913,394	$ 57,421,477	$ 77,436,714

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico

The properties in Mexico consist of the following:

		i.	Baja IOCG Project, Baja California State, Mexico

Pursuant to an agreement dated December 1, 2002 (as amended by agreements dated November 26, 2003 and June 30, 2005) between the Company and Anglo (the “Anglo Agreement”), Anglo agreed to manage and fund exploration expenditures for the identification and acquisition of not less than one mineral concession within an area of interest measuring approximately 50,050 square kilometres in size. Anglo could earn a 70% interest in the mineral concession(s) so acquired, as well as in certain previously acquired mineral concessions held by the Company, and a 70% interest in a new Mexican company to be formed to hold such concessions, by incurring aggregate exploration expenditures of not less than USD 3,700,000, as follows:

-	USD 200,000 on or before December 1, 2003 (incurred);
-	USD 800,000 on or before December 1, 2004 (incurred);
-	USD 1,200,000 on or before December 1, 2005 (incurred); and
-	USD 3,700,000 on or before December 1, 2006 (see below).

Upon Anglo incurring an aggregate USD 3,700,000 of exploration expenditures, a joint venture would be formed, with each party required to contribute its pro rata share of all future exploration expenditures. A non-participating party can be diluted to a minimum 10% working interest, below which percentage its interest would be automatically converted to a 5% net profit interest.

Pursuant to an amending agreement dated June 30, 2005 between the Company and Anglo, the Company assumed operation of the project. Under the terms of the amending agreement, the Company was required to incur exploration expenditures of not less than USD 500,000 within a 12-month period and, upon doing so, earned an additional 10% interest, thereby increasing its retained interest in the project to 40% upon the exercise by Anglo of its option. Upon having incurred the required USD 500,000 in exploration expenditures, the Company could either elect to terminate its expenditure period by delivering a resumption notice to Anglo, or to elect to remain as operator and continue to incur exploration expenditures. If the Company elected to continue incurring exploration expenditures following the USD 500,000 having been incurred, it would earn an additional 0.1% interest for each additional USD 10,000 of exploration expenditures incurred. If the Company elected to continue incurring exploration expenditures, at such time as it has incurred an aggregate of USD 1,400,000 (and has thereby increased its retained interest to 49% upon the exercise by Anglo of its option), it was required to deliver an election request notice to Anglo. Upon receipt by Anglo of a resumption notice or an election request notice, Anglo was required (unless it otherwise so elected) to immediately resume incurring aggregate exploration expenditures of USD 3,700,000 in order to earn its interest in the project (which will range from 60% to 51%, depending upon the amount of exploration expenditures incurred by the Company prior to the delivery of a resumption notice) with the original exploration expenditure dates extended to take into account the time the Company acted as operator. If the Company delivered a resumption notice, or if the Company delivered an election request notice and Anglo elected to continue incurring exploration expenditures, and thereafter Anglo fails to maintain its option in good standing, the Company could terminate the agreement. If the Company delivered an election request notice and Anglo did not elect to resume incurring exploration expenditures, the agreement would be automatically terminated. In either case, in the event of termination, the Company would retain its 100% interest in the project, with Anglo having no residual interest therein.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico (Continued)

		i.	Baja IOCG Project, Baja California State, Mexico (Continued)

Effective May 30, 2006, Anglo elected to terminate the Anglo Agreement and thereby forfeited any interest in, or rights to earn any interest in, the mineral concessions that were the subject of that agreement. Accordingly, the Company is now the owner of a 100% interest in the concessions comprising the Baja IOCG Project.

On May 20, 2004, Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources). The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera regarding the acquisition of mineral concessions. The Company filed a Statement of Defence, in which it denied any liability, as well as a counterclaim (the “Counterclaim”) against the Plaintiffs. Pursuant to an agreement dated October 17, 2007 (“Settlement Agreement”) among the Plaintiffs, the Company and all other parties to the various actions, all actions (including the Action and the Counterclaim) have been settled. As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter return (“NSR”) royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for $2,000,000. Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and the NYSE-A (formerly, the American Stock Exchange) (received on November 13, 2007). Effective May 23, 2008, the transaction closed and the 500,000 shares were released to WTR.

During the year ended October 31, 2010, the Company wrote-off its remaining investment in the property in the amount of $8,498,084.

		ii.	Corrales Property, Chihuahua State, Mexico

The Corrales property consists of one exploitation concession (100 hectares) located in the Municipality of Lopez, Chihuahua State, plus an additional 8,400-hectare exploration concession held 100% by the Company.

Pursuant to an agreement dated October 23, 2007 between the Company and three Mexican individuals, the Company has been granted a five-year lease of the exploitation concession, with the right to purchase a 100% interest by making aggregate payments of USD 657,000 over five years to October 23, 2012, as follows:

-	USD 24,000 on execution (paid);
-	USD 18,000 on or before January 23, 2008 (paid);
-	USD 15,000 on or before October 23, 2008 (paid);
-	USD 60,000 on or before October 23, 2009 (note 7(a)(iv));
-	USD 90,000 on or before October 23, 2010 (note 7(a)(iv));
-	USD 100,000 on or before October 23, 2011; and
-	USD 350,000 on or before October 23, 2012.

The Company has granted to a public company the option to acquire up to a 70% interest in the Corrales property (see note 7(a)(iv)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico (Continued)

		iii.	Santa Teresa Property, Coahuila State

The Santa Teresa property consists of 8,715 hectares of exploration concessions held 100% by the Company. The Company has granted to a public company the option to acquire up to a 70% interest in the Santa Teresa property (note 7(a)(iv)).

		iv.	Ethos Capital Corp. Option/Joint Venture, Mexico

The Company signed a letter of intent (“LOI”) dated June 12, 2008, as amended October 9, 2008 and May 29, 2009, with Ethos Capital Corp., a company listed on the TSX Venture Exchange (“TSXV”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Corrales and Santa Teresa silver-lead-zinc projects in Mexico (notes 7(a)(ii) and (iii).

Pursuant to the LOI, Ethos has an exclusive option to earn an undivided 70% interest in the Corrales and Santa Teresa properties by:

			(a)	paying to the Company the sum of $500,000 (subsequently amended to $300,000), as follows :

				(i)	$100,000 by July 17, 2009 (the “Acceptance Date”), which is five days after the LOI is accepted for filing by the TSXV (received August 18, 2009);

				(ii)	an additional $150,000 (subsequently amended to $75,000) by the day, which is one year after the Acceptance Date (received on December 10, 2010);

				(iii)	an additional $250,000 (subsequently amended to $125,000) by the day, which is two years after the Acceptance Date (not paid, currently under negotiation);

(b)	delivering to the Company 1,434,000 (subsequently amended to 1,100,300) Ethos common shares, as follows:

	(i)	100,000 shares with a fair value of $17,000 on the Acceptance Date (received);

	(ii)	266,800 (subsequently amended to 150,000 with a fair value of $147,000) shares by the day, which is one year after the Acceptance Date (received on December 10, 2010);

	(iii)	an additional 466,900 (subsequently amended to 250,000) shares by the day, which is two years after the Acceptance Date (not issued, currently under negotiation); and

	(iv)	an additional 600,300 shares by the day, which is three years after the Acceptance Date; and

(c)	maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiaries of Ethos and the Company will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures. If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

During the year ended October 31, 2009, the Company received $255,143 from Ethos, comprised of $138,143 of expenditure reimbursement and $117,000 of option payments.

During the period ended July 31, 2011, the Company received $222,000 in option payments from Ethos.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(b)	Argentina

i.	Chingolo Silver Project, Jujuy Province, Argentina, consisting of the following concessions:

-	Cavok Property, Jujuy Province, Argentina

Pursuant to an agreement dated May 22, 2002 between the Company and a private Argentinean company, the Company has the right to acquire a 100% interest in three mineral concessions in Jujuy Province, Argentina, by making a payment of USD 10,000 on or before October 18, 2002 (paid) and issuing an aggregate of 250,000 common shares, as follows:

-	50,000 common shares on or before October 18, 2002 (issued);
-	100,000 common shares on or before October 18, 2003 (issued); and
-	100,000 common shares on or before October 18, 2006 (issued).

Two of these concessions form part of the Olaroz Silver Project and, during the fiscal year ended October 31, 2004, these two concessions were written down by $4,381,701 to a nominal value of $1. The third concession forms part of the Chingolo Silver Project. During the year ended October 31, 2009, the Company relinquished or abandoned, or commenced the process of relinquishing or abandoning, all properties relating to its investment in the Chingolo Project, resulting in a charge to operations of $679,055.

ii.	Huachi Property, Argentina

Pursuant to an agreement dated June 13, 2005 between the Company and a private Argentinean company, the Company can acquire a 100% interest in 30 mining concessions referred to as the Huachi Property in the Province of San Juan, Argentina. In order to maintain the option in good standing and to be permitted to carry out exploration activities prior to such exercise, the Company is required to make payments and incur exploration expenditures as follows:

Payments of USD 5,500,000, as follows:

-	USD 70,000 on June 13, 2005 (paid);
-	USD 70,000 on or before April 13, 2006 (paid);
-	USD 200,000 on or before June 13, 2007 (paid);
-	USD 600,000 on or before April 13, 2008 (renegotiated to USD 110,000, which was paid);
-	USD 1,000,000 on or before June 13, 2009 (see below); and
-	USD 3,560,000 on or before June 13, 2010.

Exploration expenditures of USD 2,000,000, as follows:

-	USD 750,000 on or before December 13, 2007 (incurred); and
-	USD 1,250,000 on or before June 13, 2010 (see below).

Pursuant to an agreement dated November 30, 2006 between the Company and an Argentinean individual, the Company can acquire a 50% interest in one mining concession (mina) adjacent to the 30 Huachi concessions noted above. In order to maintain the option in good standing, to be permitted to carry out exploration activities prior to such exercise, and to exercise the option, the Company is required to make aggregate payments of USD 965,000 to the vendor, as follows:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(b)	Argentina (Continued)

ii.	Huachi Property, Argentina (Continued)

-	USD 5,000 on signing (paid);
-	USD 10,000 on November 30, 2007 ( paid);
-	USD 50,000 on November 30, 2008 (see below);
-	USD 150,000 on November 30, 2009;
-	USD 250,000 on November 30, 2010; and
-	USD 500,000 on November 30, 2011.

The Company has relinquished or abandoned, or is in the process of relinquishing or abandoning, all properties relating to its investment in the Huachi Project, resulting in a charge to operations of $1,917,437 during the year ended October 31, 2009.

iii.	Other Argentinean Properties

	(a)	Organullo Property, Salta Province, Argentina

Pursuant to an agreement dated October 1, 2004 between the Company and an Argentinean individual, the Company purchased a 100% interest in eight minas in Salta Province, Argentina, in consideration of the issuance of 70,000 common shares. These common shares were issued during the year ended October 31, 2005.

	(b)	Los Manantiales Property (formerly “Mina Angela”), Chubut Province, Argentina

Pursuant to an agreement dated April 25, 2004 between the Company and a private Argentinean company, the Company can acquire a 100% interest in 44 mineral concessions in Chubut Province, Argentina, subject to a 1% NSR to the vendor, in consideration of aggregate cash payments to the vendor of USD 400,000, as follows:

-	USD 50,000 on or before April 25, 2005 (paid);
-	USD 50,000 on or before April 25, 2006 (renegotiated, with $10,000 paid on April 25, 2006 and the balance of USD 40,000 paid in October 2006);
-	USD 150,000 on or before April 25, 2007 (paid); and
-	USD 150,000 on or before April 25, 2008 (paid).

The Company has the option to purchase the 1% NSR royalty from the vendor for the sum of USD 500,000 at any time.

Pursuant to a binding LOI dated March 12, 2007, the Company has granted to a public company the option to acquire up to a 70% interest in the property. Pursuant to the LOI, the optionee had a period of 60 days to carry out due diligence. The Company received a payment of USD 40,000 on signing of the LOI, which was refundable to the optionee if it declined to proceed. The optionee elected to proceed. The optionee may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over four years (including making all payments required pursuant to the underlying agreement). Upon the optionee having earned an initial 60% interest, the Company may elect to either participate at its 40% interest level, or request the optionee to fund the preparation of a bankable feasibility study within four years of such request and thereby earn an additional 10% interest in the joint venture. Upon such request being made by the Company, the optionee may elect to fund the bankable feasibility study. If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(b)	Argentina (Continued)

iii.	Other Argentinean Properties (Continued)

(b)	Los Manantiales Property (formerly “Mina Angela”), Chubut Province, Argentina (Continued)

study. Following the formation of the joint venture and the completion of its earn-in requirements by the optionee, each participant is responsible for funding its share of joint venture expenditures. If it does not do so, its interest will be diluted. Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% NSR.

In June 2007, the optionee elected to make all remaining payments required under the underlying agreement, and thereby permit the Company to exercise the option and acquire the property (subject to the 1% NSR royalty). The property has been transferred to the Company. On December 3, 2008, the optionee terminated the option and returned all interest in the property to the Company.

(c)	Pirquitas Property, Jujuy Province, Argentina

The Pirquitas Property consists of one cateo (approximately 4,382 hectares) near the town of Minas Pirquitas. The property was acquired by the Company through staking and application therefor.

The Company has entered into an agreement dated July 9, 2009 with a private Australian company (subsequently assigned by the private company to a public British Columbia company), whereby the optionee may earn a 55% interest in the Pirquitas Property by incurring exploration expenditures of USD 1,000,000 over four years, of which USD 50,000 must be incurred in the first year (incurred) and an additional USD 100,000 in the second year (incurred). The effective date of the agreement is July 14, 2009. Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.

(c)	Peru

i.	Marcona Project, Lucanas, Nazca and Caraveli Provinces, Peru (Carbonera and Daniella Properties)

Pursuant to option agreements dated October 1, 2003 and October 23, 2003 between the Company and a private Peruvian company, the Company acquired mineral concessions covering approximately 30,000 hectares in Lucanas, Nazca and Caraveli Provinces, Peru. Approximately 10,500 hectares of these concessions are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”). The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR to Rio Tinto, by incurring USD 450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto USD 500,000 (of which USD 50,000 has been paid) on or before January 27, 2008. The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto pursuant to the underlying agreement, paying the vendor an aggregate of USD 120,000 (paid) and issuing an aggregate of 650,000 common shares to the vendor, as follows:

-	150,000 common shares on TSXV acceptance (issued);
-	100,000 common shares on or before May 28, 2004 (issued);
-	200,000 common shares on or before November 28, 2004 (issued); and
-	200,000 common shares on or before November 28, 2005 (issued).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(c)	Peru (Continued)

	i.	Marcona Project, Lucanas, Nazca and Caraveli Provinces, Peru (Carbonera and Daniella Properties) (Continued)

The Company determined not to exercise the option from Rio Tinto, and terminated the underlying agreement with Rio Tinto. In addition, the Company abandoned all but five of the concessions (3,200 hectares) held by Minera Koripampa del Peru S.A. (“Koripampa”), (which retained concessions form part of the Company’s Iron Sands project (see note 7(c)(iii)).

	ii.	Pampa de Pongo Property, Caraveli Province, Peru

Pursuant to an option agreement dated February 2, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in mineral concessions covering approximately 7,970 hectares in Caraveli Province, Peru. The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from Rio Tinto in consideration of the payment to Rio Tinto of aggregate payments of USD 500,000 over four years as follows:

-	USD 50,000 on or before January 27, 2005 (paid);
-	USD 50,000 on or before January 27, 2006 (paid);
-	USD 100,000 on or before January 27, 2007 (paid); and
-	USD 300,000 on or before January 27, 2008 (paid).

The Company can earn a 100% interest in the property by assuming all of the obligations of the private company pursuant to the underlying agreement with Rio Tinto, and making the following payments and share issuances:

Payments aggregating USD 130,900 as follows:

-	USD 65,900 on or before March 12, 2004 (for back taxes on the property) (paid); and
-	USD 65,000 on or before March 12, 2004 (paid).

Issuance of an aggregate of 70,000 common shares, as follows:

-	35,000 shares on or before March 12, 2004 (issued); and
-	35,000 shares on or before September 12, 2004 (issued).

In January 2008, the Company gave notice to Rio Tinto that it was exercising the option, and made the final USD 300,000 payment as required to do so. Rio Tinto transferred title to the concessions to a Peruvian subsidiary of the Company in November 2008, subject to their continuing right of first refusal concerning any disposition of these concessions by the Company.

In the summer of 2008, the Company made applications for ten additional concessions surrounding the Rio Tinto concessions (19,900 hectares), all of which form part of the Pampa de Pongo property.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(c)	Peru (Continued)

	ii.	Pampa de Pongo Property, Caraveli Province, Peru (Continued)

On October 24, 2008, the Company entered into an agreement with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company agreed to sell the Pampa de Pongo property to Nanjinzhao for USD 200 million (subject to Rio Tinto declining to exercise its right of first refusal in respect thereof). The agreement requires an initial deposit of USD 10 million, payable on or before March 17, 2009, with a final payment of USD 190 million due on or before September 17, 2009. During the initial three-month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction. The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received. The agreement permits Cardero to decline to proceed with the transaction at any time prior to the receipt of the USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, Cardero is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee. Upon repayment of the deposit (and break-up fee, if required), the Pampa de Pongo property will be retransferred to the Company. The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to Nanjinzhao and providing ongoing advice in the negotiations. On December 17, 2008, the Company received notification from Rio Tinto that it was declining to exercise its right of first refusal with respect to the October 24, 2008 transaction between the Company and Nanjinzhao.

The Company, Cardero Iron Peru and Zibo Hongda Mining Co., Ltd. (“Hongda”), a subsidiary of Nanjinzhao, agreed to amend the provisions of the October 24, 2008 sale agreement among the Company, Cardero Iron Peru and Nanjinzhao (the interest of Nanjinzhao in which was assigned to Hongda on April 3, 2009) for the purchase by Hongda of the Pampa de Pongo Iron Deposit in Peru.

Hongda had requested a purchase price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices. Following negotiations, Cardero and Cardero Iron Peru agreed to revise the final sale price to USD 100 million (of which USD 2 million had already been paid).

Accordingly, on May 21, 2009 Hongda paid the required USD 10 million deposit to Cardero Iron Peru, which is non-refundable unless either (i) Cardero terminates the agreement or (ii) Rio Tinto exercises its right of first offer. Due to the new lower purchase price, pursuant to its right of first offer Rio Tinto had another 45-day period (expired on July 9, 2009) to match the revised terms. The Rio Tinto right of first offer expired unexercised, and therefore the USD 10 million deposit from Hongda is non-refundable unless Cardero chooses to terminate the purchase agreement.

The balance of the purchase price of USD 88 million was split into three payments and paid as follows:

-	USD 18 million, received on December 17, 2009;
-	USD 40 million, received on December 17, 2009; and
-	USD 30 million, to be received on December 31, 2009 (received January 11, 2010).

As of October 31, 2009, the payments received to date of $13,898,800 (USD 12 million) were recognized in other income, net of related property costs of $4,889,658 and transaction costs of $411,487, for a gain of $8,597,655 before applicable income taxes.

During the year ended October 31, 2010, payments received of $93,607,400 (USD 88 million) were recognized in other income, net of related property costs of $645,276 and transaction costs of $5,234,967, for a gain of $87,727,157 before applicable income taxes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(c)	Peru (Continued)

	iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru

The Company’s Iron Sands Project consists of approximately 32,000 hectares of unconsolidated and semi-consolidated mineral bearing sands, the rights to which are encompassed by certain of the mineral claims comprising the Carbonera and Daniella properties (note 7(c)(i)), and an additional 39 mineral claims acquired by staking at a cost of USD 77,000, in the Departments of Arequipa, (Caraveli Province) and Ica (Nazca Province), Peru. As a result of work to date, some of the foregoing concessions have been dropped, and the property now consists of 16 concessions (12,100 hectares in four areas) owned 100% by the Company and five concessions (3,600 hectares in two areas) held under option as described below.

The Company has assumed, from a private Peruvian company, all rights and obligations under an agreement dated December 16, 2005 between a private Peruvian company and Minera Ataspacas S.A. (“Minera Ataspacas”), an arm’s length private Peruvian company, whereby the private Peruvian company has the option to acquire, from Minera Ataspacas, an initial 70% interest in five mineral sand concessions (3,600 hectares total) surrounded by certain of the Company’s mineral tenures noted above. In order to exercise the option, the Company is required to pay a total of USD 6,830,000 over five years to December 15, 2010 (with an initial payment of USD 20,000 on or before December 16, 2005 (paid)) and incur exploration expenditures of not less than USD 250,000 over the same period, as follows and as amended (see below):

-	USD 80,000 on or before December 16, 2006 (paid);
-	USD 100,000 on or before December 16, 2007 (paid);
-	USD 150,000 on or before December 16, 2008 (paid);
-	USD 500,000 on or before December 16, 2009 (paid); and
-	USD 6,000,000 on or before December 16, 2011;

-	USD 50,000 on or before December 16, 2007 (incurred);
-	USD 50,000 on or before December 16, 2008 (incurred);
-	USD 50,000 on or before December 16, 2009 (incurred);
-	USD 50,000 on or before December 16, 2010 (incurred); and
-	USD 50,000 on or before December 16, 2011 (incurred).

Upon the Company having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted. If either party is diluted to less than 10%, such interest will be converted to a 2% NSR royalty. If Minera Ataspacas is reduced to the 2% NSR, the Company may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

The Company entered into an agreement dated October 20, 2005 with the Peruvian subsidiary of a public B.C. company (the “Optionee”), whereby the Company has granted the Optionee the right to earn a 70% interest in the “hard rock” mineral rights (thereby excluding the unconsolidated and semi-consolidated mineral sands on such claims) accruing to certain of the mineral claims comprising the Iron Sands Project (plus additional claims acquired from Koripampa (note 7(c)(i)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(c)	Peru (Continued)

	iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru (continued)

In order to exercise the option, the Optionee is required to incur an aggregate of USD 3,000,000 in expenditures over four years to November 18, 2009 and perform all of the obligations of the Company under the underlying agreements with respect to the Carbonera and Daniella properties (note 7(c)(i)), including making all payments and incurring all exploration expenditures required thereunder. Upon the Optionee having earned its 70% interest, the Optionee and the Company will incorporate a new Peruvian company to hold such rights, in which the Optionee and the Company will hold a 70% and a 30% interest therein, respectively. Each party will thereafter be required to contribute its pro rata share of future expenditures, and a party failing to contribute will have its interest in the joint venture company diluted. At such point as a party’s interest in the joint venture company is reduced to 10%, such interest will be acquired by the joint venture company in exchange for the grant to the diluted party of a 1% NSR. The Optionee terminated the agreement and returned its interest in the applicable concessions on April 16, 2007.

In November 2009, the Company entered into agreements with Minera Ataspacas and others regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru. Pursuant to two agreements dated November 13, 2009, the original option agreement of December 16, 2005 with Minera Ataspacas was amended to provide that the Company may now acquire a 100% interest in the shares of a new Peruvian company (into which Minera Ataspacas will transfer a 100% interest in the five concessions subject to the option in favour of the Company) by paying to the shareholders of such new company the sum of USD 500,000 upon execution (paid) and USD 6,150,000 on or before December 16, 2010. The option exercise date was amended in December, 2010, such that the option is now exercisable on or before December 16, 2011 for an option payment of USD 6,000,000. In consideration of the extension, the Company paid USD 800,000, of which USD 150,000 was applied to reduce the final option payment and USD 650,000 was for the extension of the option exercise deadline.

	iv.	Amable Maria Property, Peru

The Amable Maria Property consists of 37 mining concessions (approximately 29,620 hectares) located in the Provinces of Chanchamayo and Jauja, Department of Junin, Peru, and acquired by the Company through staking and application therefor. After an unsuccessful search for a joint venture partner, the property was abandoned in July 2009, and the Company has written off the associated costs of $473,795 at October 31, 2009.

(d)	United States of America

	i.	TiTac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two-year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in Louis County, Minnesota. The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each ton of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

The option agreement requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year (option exercised). There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term. The Company exercised the option to enter into the mineral lease on July 1, 2009.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(d)	United States of America (Continued)

	i.	TiTac Property, Minnesota (Continued)

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional five-year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional five-year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous five-year term (or pays any deficiency in cash).

On May 29, 2009, the Company, through Cardero Iron US, exercised its option to enter into a mining lease with respect to the TiTac property in Minnesota, and made the initial USD 2,500 payment required upon execution of the lease (which is dated July 1, 2009).

	ii.	Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota, just north of the town of Hoyt Lakes. The Company can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 as follows:

-	USD 100,000 on or before December 8, 2009 (incurred);
-	USD 250,000 on or before December 8, 2010 (incurred);
-	USD 500,000 on or before December 8, 2011(incurred); and
-	USD 1,000,000 on or before December 8, 2012.

A payment of USD 50,000 (paid) to the optionor is required on or before August 15, 2009 (and each and every August 28 thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners. The Company can earn an additional 15% interest (85% overall) by delivering a feasibility study (no time limit for delivery). Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest). If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures. If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

During the year ended October 31, 2010, the Company issued 75,000 common shares valued at $111,500 as a finder’s fee in connection with the acquisition of its interests in the TiTac and Longnose properties in Minnesota.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

	(e)	Africa - Ghana

Pursuant to an agreement dated November 22, 2010 between a Ghanaian subsidiary of the Company (“Cardero Ghana”) and a private Ghanaian company, the parties entered into an arrangement under which Cardero Ghana will provide the financial resources and exploration expertise for the purpose of enabling the private Ghanaian company to apply to the Minerals Commission of Ghana for a prospecting license in respect of the certain lands in north-eastern Ghana referred to as the Sheini Iron Ore deposit. If the private Ghanaian company is successful in being awarded the prospecting license then, subject to the consent of the Government of Ghana, Cardero Ghana and the private Ghanaian company will enter into a joint venture to explore and, if warranted, develop and mine such deposit.

Upon the formation of such joint venture, the participants will be deemed to have the following respective interests:

Cardero Ghana – 100% participating interest
Private Ghanaian Company – 10% net profit interest

Upon the issuance of a mining lease subsequent to the expiry of the term of the prospecting license for the deposit, the Republic of Ghana will hold a ten percent free carried equity interest in the property subject to the mining lease.

Based on the size of the area for which a prospecting license has been applied for, it is anticipated that Cardero Ghana will make the following option payments to the private Ghanaian company in order to acquire its interest in the joint venture:

-	USD 50,000 on or before September 16, 2010 (paid);
-	USD 500,000 upon the execution of the agreement (paid);
-	USD 1,000,000 on or before November 22, 2011;
-	USD 1,000,000 on or before November 22, 2012;
-	USD 1,000,000 on or before November 22, 2013;
-	USD 1,000,000 on or before November 22, 2014; and
-	USD 1,000,000 on or before November 22, 2015.

Should the area for which the prospecting license is ultimately issued be materially larger than that applied for, the option payments will be increased by a negotiated amount. Following the issuance of the prospecting license and the formation of the joint venture (which requires the consent of the Government of Ghana), Cardero Ghana is responsible for providing 100% of the funding required for the exploration and, if warranted, development and mining of the property subject to the prospecting license and any subsequent mining license.

(f)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Coalhunter entered into the following agreements:

	i.	Johnson Agreement

On May 18, 2010, Coalhunter entered into a Coal Tenure Option Agreement (“Johnson Agreement”) to acquire, upon issuance, certain coal licenses (“Johnson Licenses”) located in the Peace River Land District of British Columbia. Consideration for a 100% interest in the licenses consists of the following payments and share issuances:

- payments to date of $350,000 and an additional payment of $5,000,000 due within four months of the date the coal licenses are issued by the Government of British Columbia and transferred to the Coalhunter. Coalhunter can extend the payment date by paying a $20,000 monthly fee for up to three additional months.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

(f)	Canada – Carbon Creek Property, British Columbia (Continued)

i.	Johnson Agreement (Continued)

-

issuance of 500,000 common shares of Coalhunter. Such issuance is to be made concurrently with the $5,000,000 final payment and will be satisfied by the issuance of 400,000 common shares of the Company.

-	issuance of an option to acquire 1,000,000 common shares of Coalhunter at an exercise price of $0.15 per share (issued). The option was exercised by March 9, 2011.

ii.	Burns Agreement

On June 15, 2010, Coalhunter entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To maintain its option, Coalhunter has paid $3,500,000 to date and is required to make a further $2,500,000 payment on or before December 30, 2011. Upon making the final payment, Coalhunter may exercise the option upon payment of $1.

Under the lease agreement (“Burns Lease”), Coalhunter will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL.

iii.	Joint Venture Agreement

On June 15, 2010, Coalhunter entered into a joint venture agreement (the “Joint Venture Agreement”), to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Coalhunter’s interest in the Johnson Licenses (once issued and transferred to Coalhunter), Coalhunter’s interest in the Burns Lease (once the option has been exercised); 10 coal licenses held by the joint venture partner (once issued), one coal license held by Coalhunter (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to not contribute to any of such costs. The 25% carried interest holder is entitled to receive 25% of the net proceeds of production following Coalhunter having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Coalhunter to develop the mine site and put it into production.

To acquire its interest in the joint venture, Coalhunter was required to issue 2,000,000 common shares (issued) plus warrants to purchase an additional 2,000,000 common shares (issued) and make total payments of $6,000,000, of which it has paid a total of $3,500,000 to date and is required to make a final payment of $2,500,000 on or before December 30, 2011.

On June 1, 2011, the Company acquired the balance of the outstanding securities of Coalhunter (note 3).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

7.	RESOURCE PROPERTIES (Continued)

	(g)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

	(h)	Asset retirement obligations

The Company is not aware of any AROs as of July 31, 2011 and October 31, 2010.

8.	CAPITAL STOCK

	(a)	Authorized

An unlimited number of common shares without par value.

During the year ended October 31, 2010, the Company launched a normal course issuer bid to purchase up to 4,500,000 of its common shares through the facilities of the TSX. During the year ended October 31, 2010, the Company purchased 312,300 common shares for cancellation. At July 31, 2011, these common shares are still pending return to treasury.

	(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

			October 31, 2010
	July 31, 2011		(audited)
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of period	-	$-	4,303,100	$1.47
Issued pursuant to Acquisition (note 3)	3,856,400	$0.39	-	$-
Exercised	(424,200)	$(0.38)	(67,125)	$(1.35)
Expired	-	$-	(4,235,975)	$1.48

Warrants outstanding, end of period	3,432,200	$0.39	-	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

8.	CAPITAL STOCK (Continued)

	(b)	Share purchase warrants (Continued)

Warrants outstanding are as follows:

	July 31, 2011		October 31, 2010 (audited)
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Shares	Price	Shares

December 17, 2011	$0.63	448,000	$-	-
March 1, 2012	$0.06	240,000	$-	-
March 29, 2012	$0.16	5,600	$-	-
April 6, 2012	$0.16	12,600	$-	-
May 20, 2012	$0.06	120,000	$-	-
June 14, 2012	$0.38	336,000	$-	-
June 15, 2012	$0.06	120,000	$-	-
September 22, 2012	$0.44	70,000	$-	-
June 1, 2013	$0.50	1,600,000	$-	-
January 12, 2013	$0.13	240,000
May 29, 2013	$0.13	240,000	$-	-

		3,432,200		-

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant.

A summary of the status of the stock option plan as of July 31, 2011 and October 31, 2010 and changes during the periods ended on those dates is presented below:

			October 31, 2010
	July 31, 2011		(audited)
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of period	5,310,000	$1.23	5,500,000	$1.77
Expired and cancelled	-	$-	(3,700,000)	$(2.01)
Exercised	(840,000)	$1.22	-	$-
Granted pursuant to Acquisition (note 3)	2,029,143	$0.32	-	$-
Granted	1,100,000	$1.83	3,510,000	$1.21

Options outstanding, end of period	7,599,143	$1.08	5,310,000	$1.23

The weighted average remaining contractual life of options outstanding at July 31, 2011 was 1.12 year (October 31, 2010 – 1.3 year).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

8.	CAPITAL STOCK (Continued)

	(c)	Stock options (Continued)

Stock options outstanding are as follows:

				October 31, 2010
		July 31, 2011			(audited)
			Exercisable			Exercisable
	Exercise	Number of	at Period-	Exercise	Number of	at Year-
Expiry Date	Price	Options	End	Price	Options	End

December 9, 2010	$1.16	-	-	$1.16	575,000	575,000
April 9, 2011	$1.39	-	-	$1.39	225,000	225,000
September 11, 2011	$1.30	1,000,000	1,000,000	$1.30	1,000,000	1,000,000
December 1, 2011	$1.31	360,000	360,000	$1.31	360,000	360,000
February 2, 2012	$1.41	500,000	500,000	$1.41	500,000	500,000
July 29, 2012	$1.16	1,485,000	1,485,000	$1.16	1,525,000	1,525,000
August 11, 2012	$1.16	1,125,000	1,125,000	$1.16	1,125,000	1,125,000
September 8, 2010	$1.28	100,000	100,000	$-	-	-
January 28, 2013	$1.83	1,000,000	1,000,000	$-	-	-
June 1, 2013	$0.06	280,000	-	$-	-	-
June 1, 2013	$0.16	100,000	-	$-	-	-
June 1, 2013	$0.31	320,000	-	$-	-	-
June 1, 2013	$0.38	980,000	-	$-	-	-
June 1, 2013	$0.44	349,143	-	$-	-	-

		7,599,143	5,570,000		5,310,000	5,310,000

At July 31, 2011, the aggregate intrinsic value of outstanding and exercisable stock options is $234,900 (October 31, 2010 - $258,000).

The Company uses the fair value method for determining stock-based compensation for all options granted during the fiscal years. The fair value was determined using the Black-Scholes option pricing model based on the following assumptions:

		Year ended	Year ended
	Period ended	October 31, 2010	October 31, 2009
	July 31, 2011	(audited)	(audited)

Expected life (years)	2.0	2.0	2.0
Interest rate	1.35%	1.43%	1.32%
Volatility (average)	61.21%	72.33%	102.04%
Dividend yield	0.00%	0.00%	0.00%

Stock-based compensation charges for the nine months ended July 31, 2011 totalled $657,296 (2010 - $1,271,998), allocated as follows:

	2011	2010

Consulting fees	$15,135	$217,132
Investor relations	294,066	371,965
Salaries and benefits	348,095	682,901
	$657,296	$1,271,998

The weighted average fair value of options granted during the period was $0.60 (October 31, 2010 - $0.48) .

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

9.	RELATED PARTY TRANSACTIONS

	(a)	Due to related parties

During the periods ended July 31, 2011and 2010, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2011	2010

Consulting fees	$67,500	$97,500
Professional fees	$61,875	$66,431
Investor relations	$-	$51,450

At July 31, 2011, there was $8,030 (October 31, 2010 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

(b)	Due from related parties

Amounts due from related parties are comprised as follows:

		October 31, 2010
	July 31, 2011	(audited)

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$158,170	$78,227
Wealth	298,306	305,871
Dorato	207,831	143,193
Indico	11,723	468,819
Abzu	35,154	208,345
IMM	18,805	18,820
ITH	7,038	11,185
Balmoral	15,461	4,207
Directors, employees and other	47,527	122,883

	$800,015	$1,361,550

The Company recovered $973,252 during the period ended July 31, 2011 (July 31, 2010 - $601,160) in rent and administration costs from Wealth, ITH, Dorato, Indico, Trevali, Balmoral, Abzu , Corvus and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(c)	Loan receivable

The Company entered into a loan agreement with Kria whereby the Company advanced Kria $8,064,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bears interest at 10% per annum, calculated monthly, not in advance and is due on or before January 14, 2012. As security for the Loan, Kria has granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria issued to the Company 6,400,000 common share purchase

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

9.	RELATED PARTY TRANSACTIONS (Continued)

	(c)	Loan receivable (Continued)

warrants of Kria (the “Bonus Warrants”). Each Bonus Warrant entitles the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. On April 7, 2011, Trevali acquired Kria and the 6,400,000 Kria bonus warrants were exchanged to 1,280,000 Trevali warrants on 5:1 exchange ratio. The interest rate of the Loan was retroactively reduced to 8% to be calculated monthly, and not in advance (note 5(f)). Accrued interest of $353,490 is included in the loan balance presented.

	(d)	Related parties

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company that is the major shareholder (67%) of IMM. The Company has acquired a 15% interest in IMMG, a subsidiary of IMM (note 6(c)). This transaction was approved by the Company’s audit committee and Board of Directors (other than Mr. Fitch, who abstained from voting in each case). The Company considered the collectability of advances totalling $468,099 to IMMG to be doubtful and, accordingly, wrote them off during the year ended October 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties (note 7(c)(i)), the Pampa de Pongo Property (note 7(c)(ii)), the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

10.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, Peru, Mexico, Argentina, Africa and the United States. All current exploration activities are conducted in the affected jurisdictions outside of Canada. The significant asset categories identifiable with these geographical areas are as follows:

	July 31, 2011
	Canada/US/
	Africa	Peru	Argentina	Mexico	Total

Resource properties	$62,889,379	$11,792,418	$2,694,867	$60,050	$77,436,714
Cash	8,208,864	6,577	11,442	19,111	8,245,994
Investments	59,509,840	-	-	-	59,509,840
Other	10,521,297	97,470	102,360	259,395	10,980,522

	$141,129,380	$11,896,465	$2,808,669	$338,556	$156,173,070

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

10.	GEOGRAPHIC SEGMENTED DATA (Continued)

	October 31, 2010(audited)
	Canada/US/
	Ghana	Peru	Argentina	Mexico	Total

Resource properties	$2,869,893	$10,254,095	$2,471,635	$261,127	$15,856,750
Cash	6,192,603	46,042,361	16,496	12,543	52,264,003
Investments	65,922,190	-	-	-	65,922,190
Other	1,027,574	930,802	47,991	155,844	2,162,211

	$76,012,260	$57,227,258	$2,536,122	$429,514	$136,205,154

11.	INCOME TAXES

	2011	2010

Income tax expense (benefits)	$(973,777)	$22,529,128
Permanent difference	31,979	(259,101)
Stock- based compensation	708,312	365,699
Non-taxable portion of capital gains	(668,664)	(42,925)
Write-down of properties	-	2,438,083
Other temporary differences	62,660	901,647
Effect of tax rates in other jurisdictions	(63,301)	(41,122)
Effect of rate reduction	28,845	(213,248)
Unrecognized (utilized) tax losses	1,345,630	(396,420)

	$471,682	$25,281,741

The components of future income tax assets (liabilities) are as follows:

		October 31, 2010
	July 31, 2011	(audited)
Future income tax assets
Non-capital loss carry-forwards	$10,442,576	$9,584,878
Difference between undepreciated capital cost over net book value of property and equipment	79,946	56,628
Cumulative eligible capital deduction	13,678	13,678
Share issue costs	192,237	154,416
Tax value of resource property in excess of book	2,046,573	-
Other	1,478,383	297,085

Total future income tax assets	14,253,393	10,106,685
Valuation allowance	(10,267,056)	(586,039)

Net future income tax assets	$3,986,337	$9,520,646

Future income tax liabilities
Book value of investments in excess of tax values	$(3,986,337)	$(4,649,040)
Book value of resource properties in excess of tax values	(11,713,033)	(4,871,606)

Total future income tax liabilities	(15,699,370)	(9,520,646)

Net income tax assets (liabilities)	$(11,713,033)	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

11.	INCOME TAXES (Continued)

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

Available to	Canada	Foreign	Total

2011	$-	$600,000	$600,000
2012	-	1,465,000	1,465,000
2013	-	894,000	894,000
2014	-	694,000	694,000
2015	-	511,000	511,000
2016	-	1,723,000	1,723,000
2017	-	357,000	357,000
2018	-	918,000	918,000
2019	-	477,000	477,000
2020	-	1,067,000	1,067,000
2021	-	461,000	461,000
2026	1,658,000	-	1,658,000
2027	3,087,000	70,000	3,157,000
2028	4,131,000	354,000	4,485,000
2029	2,259,000	231,000	2,490,000
2030	6,446,000	559,000	7,005,000
2031	946,000	372,000	1,318,000
Deferred expiry	-	8,663,000	8,663,000

	$18,527,000	$19,416,000	$37,943,000

12.	COMMITMENTS

The Company was committed to monthly lease payments of $11,907 for its premises at 1901 – 1177 West Hastings Street, Vancouver, under its current lease, which expired August 31, 2010. On September 8, 2008, the Company sub-leased the premises to another company for the remaining term of the lease with the landlord’s consent. The Company entered into a sub-lease dated May 14, 2008 for new office space located at 1920 – 1188 West Georgia Street, Vancouver. The new sub-lease commenced August 1, 2008 for a term of 51 months. The initial lease payments are $14,654 per month for basic rent and $9,623 per month for estimated operating costs, commencing in September 2008.

The Company entered into a lease dated November 18, 2010 for office space located on the 23rd floor of 1177 West Hastings Street for a term commencing on April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first year is $312,579, plus operating costs.

Other commitments are disclosed elsewhere in these consolidated financial statements as appropriate.

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended July 31, 2011. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as held-for-trading; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

July 31, 2011	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$8,245,994	$-	$-	$8,245,994
Resource related investments	56,623,036	-	-	56,623,036
Resource related investments	-	2,886,804	-	2,886,804

	$64,869,030	$2,886,804	$-	$67,755,834

October 31, 2010	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$52,264,003	$-	$-	$52,264,003
Resource related investments	57,041,708	-	-	57,041,708
Resource related investments	-	3,643,942	-	3,643,942

	$109,305,711	$3,643,942	$-	$112,949,653

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts in Canada and Peru are held at major financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada, Peru and other countries:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

		October 31, 2010
	July 31, 2011	(audited)

Bank accounts - Canada	$7,886,438	$6,035,679
Bank accounts - Peru	6,577	46,042,361
Bank accounts - Others	352,979	185,963

	$8,245,994	$52,264,003

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $800,015 (October 31, 2010 - $1,361,550) due from related parties, the credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in setting its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains sufficient cash and cash equivalents at July 31, 2011 of $8,245,994 (October 31, 2010 - $52,264,003) in order to meet short-term business requirements. At July 31, 2011, the Company had accounts payable and accrued liabilities of $373,327 (October 31, 2010 - $832,087), which are due within 30 days.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i.	Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of July 31, 2011 Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean and Peruvian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change mineral properties and foreign exchange gain or loss by $7,548 (October 31, 2010 - $2,332,000).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

	iii.	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $595,098, and the change on resource related investments in warrants cannot be predicted.

14.	COMPARATIVE FIGURES

Certain of the figures for 2010 have been reclassified to conform to the presentation adopted for the current period.

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP

	(a)	Differences in accounting principles

		i.	Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.

Commercial feasibility is established in compliance with the Securities and Exchange Commission (“SEC”) Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, and their eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project, property, calculated using estimated mineable reserves, mineral resources, based on engineering reports, projected rates of production over the estimated mine, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans. At July 31, 2011, all mineral properties considered active under US GAAP had a book value of $62,425,671 (October 31, 2010 - $3,179,687) (note 7), after all applicable impairment charges.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)	Differences in accounting principles (Continued)

	ii.	Reconciliation of total assets, liabilities and shareholders’ equity as of July 31, 2011 and October 31, 2010:

		October 31, 2010
	July 31, 2011	(audited)
Total assets per Canadian GAAP	$156,173,070	$136,205,154
Exploration expenditures on resource properties expensed under US GAAP	(15,017,871)	(12,677,063)

Total assets per US GAAP	$141,155,199	$123,528,091

Total liabilities per Canadian and US GAAP	$12,086,360	$27,679,401

Total shareholders’ equity per Canadian GAAP	144,086,710	108,525,753
Exploration expenditures on resource properties expensed under US GAAP	(15,017,871)	(12,677,063)

Total shareholders’ equity per US GAAP	129,068,839	95,848,690

Total liabilities and shareholders’ equity per US GAAP	$141,155,199	$123,528,091

iii.	Reconciliation of net income/(loss) and comprehensive income/(loss) reported in Canadian GAAP and US GAAP:

Statements of operations for the nine months ended:

	2011	2010
Reconciliation of net income/(loss) from Canadian to US GAAP
Net income per Canadian GAAP	$(2,333,960)	$44,116,452

Exploration and development costs	(3,450,076)	(5,011,638)
Reverse exploration and developments costs written-off	-	4,911,692
Exploration and development costs recovered	297,383	11,599

Total difference	(3,152,693)	(88,347)

Net income (loss) per US GAAP	$(5,486,653)	$44,028,105

Weighted average number of common shares outstanding	64,249,533	58,631,078

Basic and diluted income/(loss) per share in accordance with Canadian GAAP	$(0.04)	$0.75
Total differences	(0.05)	0.00

Basic and diluted income/(loss) per share in accordance with US GAAP	$(0.09)	$0.75

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)	Differences in accounting principles (Continued)

Statements of comprehensive income (loss) for the nine months ended:

	2011	2010

Comprehensive income in accordance with Canadian GAAP	$(6,719,947)	$50,770,323
Total difference in net income between Canadian and US GAAP	(3,152,693)	(88,347)

Total comprehensive income in accordance with US GAAP	$(9,872,640)	$50,681,976

iv.	Reconciliation of cash flows in accordance with Canadian GAAP and US GAAP: Statements of cash flows for the nine months ended:

	2011	2010
Net cash provided (used) in operating activities of continuing operations in accordance with Canadian GAAP	$(39,043,119)	$(9,680,316)
Adjustments to net loss involving use of cash Write-off of capitalized resource property exploration costs	(3,645,893)	(4,534,476)

Net cash provided (used) in operating activities of continuing operations in accordance with US GAAP	(42,689,012)	(14,214,792)

Net cash provided by (used in) investing activities of continuing operations in accordance with Canadian GAAP	(4,505,396)	68,410,875
Reclassification of capitalized resource property exploration costs	3,645,893	4,534,476

Net cash provided by (used in) investing activities of continuing operations in accordance with US GAAP	(859,503)	72,945,351

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	1,185,618	(225,524)

Effect of foreign exchange on cash in accordance with Canadian and US GAAP	(1,655,112)	(2,524,176)

Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	(44,018,009)	55,980,859
Cash and cash equivalents, beginning of period in accordance with Canadian and US GAAP	52,264,003	5,823,196

Cash and cash equivalents, end of period in accordance with Canadian and US GAAP	$8,245,994	$61,804,055

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(a)	Differences in accounting principles (Continued)

		v.	Cumulative Development Stage Reporting

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information. Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

		vi.	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

In 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109”. This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This interpretation was effective for the Company on February 1, 2008. The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes

		vii.	Derivatives

Under US GAAP the company is required to adopt EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”. The standard provides guidance on when certain contingent and other adjustment features in equity-linked financial instruments are indexed solely to an entity’s own stock. Such adjustment features also include strike prices which are denominated in a foreign currency. The adoption of this Statement did not have a material impact on the consolidated financial statements.

		viii.	Marketable Securities

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments were carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company’s accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(b)	Recent US accounting pronouncements

i.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 855-10, Subsequent Events (“ASC 855-10”) (formerly Statement of Financial Accounting Standards (“SFAS”) Statement No 165), which establishes principles and requirements for subsequent events. In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855-10 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. As a result of the adoption of this new standard, the Company evaluated subsequent events to September 13, 2011, the day before these consolidated financial statements were issued.

ii.

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

iii.

In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

iv.

In June 2009, the FASB issued new guidance, which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(b)	Recent US accounting pronouncements (Continued)

v.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company’s consolidated financial statements.

vi.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial positions.

vii.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC Topic 855 (“ASC 855”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company’s consolidated financial statements or results of operations.

viii.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the nine months ended July 31, 2011 and 2010

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months ended
	July 31		July 31
	2011	2010	2011	2010

Supplemental Cash Flow Information
Accounts payable related to property expenditure	$97,161	$680,713	$97,161	$680,713
Shares issued on Acquisition of Coalhunter (note 3)	$35,095,503	$-	$35,095,503	$111,500
Shares issued for debt settlement	$-	$-	$-	$-
Shares issued for brokers’ commission	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$2,118,065	$25,601,634	$2,118,065

17.	SUBSEQUENT EVENTS

Subsequent to July 31, 2011:

(a) The Company issued 19,600 common shares pursuant to the exercise of warrants at a price of $0.625 per share for total proceeds of $12,250.

(b)

On September 9, 2011, the Company entered into an Option Agreement with Artha Resources Corporation (“Artha”) whereby Artha can earn an undivided 55% working interest in the Organullo Project (note 7(b)(iii)(a)), and thereafter form a Joint Venture with Cardero Argentina, subject to TSXV acceptance on behalf of Artha. Artha has the option to earn an undivided 55% right, title and working interest in and to the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance). Upon Artha having earned its initial 55% interest, Cardero has a right to maintain its 45% interest through pro rata funding of exploration work going forward. Alternatively, Cardero may choose to be diluted down to a minimum of 10%, at which point its interest will be converted to a 2% NSR royalty.